200 East Randolph Drive Chicago, Illinois 60601
Gerald T. Nowak To Call Writer Directly: 312 861-2075 gnowak@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

May 24, 2006

H. Christopher Owings

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hanesbrands Inc.
Registration Statement on Form 10

Dear Mr. Owings,

Enclosed please find a courtesy copy of a registration statement on Form 10 for Hanesbrands Inc., a Maryland corporation (“Hanesbrands”). Hanesbrands is filing the registration statement in connection with its spin off from Sara Lee Corporation (“Sara Lee”), which is scheduled to occur on or about August 17, 2006. The spin off is part of an overall Transformation Plan announced by Sara Lee in 2005, which is intended to enable Sara Lee to focus on its core food, beverage and household products businesses. In the spin off, Sara Lee will contribute to Hanesbrands its current apparel business in the Americas and Asia, and distribute all of the shares of Hanesbrands common stock to Sara Lee stockholders in a pro rata dividend. After the spin off, Hanesbrands will be an independent publicly traded company.

Sara Lee intends to rely on the guidance provided by the staff of the SEC in Staff Legal Bulletin No. 4 (CF) (“SLB No. 4”) in connection with the spin off. Accordingly, attached as exhibit 99.1 to the registration statement is an information statement that Sara Lee intends to distribute to its stockholders. Consistent with the guidance in SLB No. 4, the information statement substantially complies with Regulation 14A and Regulation 14C of the Exchange Act and contains information about Hanesbrands and about the spin off. Sara Lee stockholders are not being asked to approve the spin off, and they are not being asked to provide any consideration for the Hanesbrands common stock.

In connection with the spin off, we expect to enter into several separation-related agreements with Sara Lee, as well as a credit facility, the proceeds of which will be distributed to Sara Lee as a dividend prior to the spin off. We currently are negotiating these agreements, and will file forms of these agreements in an amendment to the registration statement.

We look forward to working with you and members of your office in this process. We hope to have the registration statement declared effective as soon as possible. Should you have any questions or concerns, please do not hesitate to contact me at (312) 861-2075.

Best Regards,

/s/ Gerald T. Nowak

Gerald T. Nowak

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